

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Nigel Clerkin
Chief Financial Officer & EVP
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

  Re: **Elan Corporation, plc**
     Form 20-F for the Year Ended December 31, 2010
     Filed February 24, 2011
     File No. 1-13896

Dear Mr. Clerkin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Gus Rodriguez

       Gus Rodriguez
       Accounting Branch Chief